UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

pSivida Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

74439M 10 7**

(CUSIP Number)

January 19, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 74439M 10 7 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the NASDAQ National Market under the symbol “PSDV.”  Each ADR represents 10 ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74439M 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QinetiQ Group plc IRS Identification Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,053,203

	6.	Shared Voting Power 25,646,426

	7.	Sole Dispositive Power 10,053,203

	8.	Shared Dispositive Power 25,646,426

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,699,629

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QinetiQ Limited IRS Identification number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 25,646,426

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 25,646,426

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,646,426

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer pSivida Limited (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Level 12 BGC Centre 28 The Esplanade Perth WA 6000 Australia

Item 2.
	(a)	Name of Person Filing This statement is filed on behalf of: QinetiQ Group plc QinetiQ Limited
	(b)	Address of Principal Business Office or, if none, Residence 85 Buckingham Gate London SW1E 6PD United Kingdom
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number** 74439M 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

**There is no CUSIP number assigned to the ordinary shares. CUSIP number 74439M 10 7 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the NASDAQ National Market under the symbol “PSDV.”  Each ADR represents 10 ordinary shares.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: QinetiQ Group plc beneficially owns 35,699,629 ordinary shares of the Issuer and QinetiQ Limited beneficially owns 25,646,426 ordinary shares of the Issuer.
(b)

Percent of class:

Based on the 387,009,956 ordinary shares reported as outstanding on December 31, 2005, QinetiQ Group plc beneficially owns 9.2% of the Issuer’s issued and outstanding ordinary shares and QinetiQ Limited beneficially owns 6.6% of the Issuer’s issued and outstanding ordinary shares.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote QinetiQ Group plc has the sole power to vote 10,053,203 ordinary shares of the Issuer.
(ii) Shared power to vote or to direct the vote QinetiQ Group plc and QinetiQ Limited share the power to vote or to direct the vote of 25,646,426 ordinary shares of the Issuer.
(iii) Sole power to dispose or to direct the disposition of QinetiQ Group plc has the sole power to dispose or to direct the disposition of 10,053,203 ordinary shares of the Issuer.
(iv) Shared power to dispose or to direct the disposition of QinetiQ Group plc and QinetiQ Limited share the power to dispose or direct the disposition of 25,646,426 ordinary shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
QinetiQ Group plc directly holds 10,053,203 ordinary shares of the Issuer. QinetiQ Limited, a wholly-owned subsidiary of QinetiQ Group plc, directly holds 25,646,426 ordinary shares of the Issuer.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 16, 2006

QinetiQ Group plc

/s/ Graham Love
By:	Graham Love
Title:	Director

QinetiQ Limited

/s/ Graham Love
By:	Graham Love
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 16, 2006, by and among QinetiQ Group plc and QinetiQ Limited